

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Jeffrey I. Moore
1904 Deauville Dr.
Lexington, KY 40504

>   **Re: SiteStar Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 31, 2014 by Jeffrey I. Moore, et al.**
>   **File No. 000-27763**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please fill in the blanks in your proxy statement.

2. Please file a form of proxy card with the next proxy statement and clearly mark the form of proxy card as preliminary. Please refer to Rule 14a-4 under the Securities Exchange Act of 1934.

3. Please include the name of the registrant and each of the participants on the cover page of the proxy statement. Please refer to Schedule 14A and Instruction 3 to Item 4 of Schedule 14A. Please also clearly define the participants in the solicitation in the proxy statement and in doing so consistently define the "Moore Shareholder Group" throughout the proxy statement. Finally, please tell us why neither William T. May nor Christopher

Olin is included on page 1 or elsewhere as part of the Moore Shareholder Group and why you have not included either person as a participant in the solicitation.

4. Please confirm under Nevada law whether there are any restrictions or limitations on the timing of a special meeting. In doing so, please tell us the impact, if any, of Article IV, Section 3 of SiteStar Corp.'s bylaws on this determination.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please revise the proxy statement to qualify the following types of statements as your belief, and provide supplemental support for these particular statements with your response:

   - "Mr. Judd . . . showed a considerable lack of understanding for the corporate By-laws specifically and corporate governance in general." (page 6)

   - "The most disturbing part of Mr. Erhartic's leadership is his inability to understand what improvements need to be done and how to make them, despite our consistent offers to help him and the Company." (page 7)

Background to the Solicitation, page 4

6. We note that Arquitos suggested in a letter dated August 28, 2013, that Jeffrey Moore be added as a director of the company. Please disclose whether Mr. Moore and Arquitos previously discussed such a possibility, and when such possibility was first discussed.

Proposal No. 1 – Election of Directors, page 9

7. Please revise to specify the term over which each director nominee will be entitled to serve if elected.

The Nominees, page 9

8. Please advise what standard you used to determine that each nominee would be an "independent director." Refer to Item 401(a) of Regulation S-K.

Proposal No. 2 – Ratification of Appointment of Ciro E. Adams, CPA, LLC, page 13

9. Please provide the disclosure required by Items 9.(c) and 9.(e) of Schedule 14A.

Voting and Proxy Procedures, page 14

10. It appears that SiteStar Corp.'s bylaws provide cumulative voting rights for the election of directors. Please revise the proxy statement to describe these rights, any conditions

precedent to the exercise thereof, and whether you are seeking discretionary authority to cumulate votes. Please refer to Item 6.(c) of Schedule 14A.

Schedule II, page II-1

11. We note the disclaimer at the top of the page that "[t]he Moore Shareholder Group makes no assurances of [the table's] accuracy and believes that certain information below provided by SiteStar cannot be relied upon." It is inappropriate to disclaim responsibility for statements made in the document, and Item 6.(d) requires this disclosure "to the extent known by the persons on whose behalf the solicitation is made." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Andrew Tucker, Esq.
       Vedder Price